Exhibit 99.2

COMVERSE TECHNOLOGY, INC.

CORPORATE GOVERNANCE GUIDELINES & PRINCIPLES

As Amended and Restated by the Board of Directors on November 12, 2008.

These Corporate Governance Guidelines & Principles (“Guidelines”) are intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While they should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Certificate of Incorporation and By-Laws, they are not intended to establish by their own force any legally binding obligations.

I. DIRECTOR RESPONSIBILITIES

The Board directs the affairs of Comverse Technology, Inc. (the “Company”) to enhance the long-term value of the Company for its shareholders and is accountable to the shareholders and other constituents for the Company’s successes and failures. The Board recognizes that the value of the Company and the interests of the shareholders are best advanced through integrity in all aspects of the Company’s operations and relationships. The Board also recognizes the critical role it plays in ensuring processes are in place for communicating the appropriate tone and ethical culture within the Company and for maintaining the integrity of the Company’s: financial statements; compliance with law and ethics; and relationships with shareholders, employees, customers, suppliers, regulators, the communities in which it operates and the public at large.

A. The Board’s Role

The Board meets regularly throughout the year to review and discuss with management the performance of the Company, strategic plans and prospects and important issues facing the Company. The Board fulfills its oversight role (directly or by delegating certain responsibilities to its committees) by:

1. Selecting, evaluating, compensating, and, as appropriate, replacing the Company’s Chief Executive Officer, and planning for CEO succession;

2. Providing advice and counsel to the CEO including on the selection, evaluation, development and compensation of members of the senior management team;

3. Overseeing the conduct of the Company’s business and strategic plans to evaluate whether the business is being properly managed;

4. Reviewing and approving the Company’s financial objectives and major corporate plans and actions;

5. Overseeing audit and disclosure of the Company’s financial performance (including oversight of internal and external audit processes and selection of the independent auditor);

6. Overseeing risk assessment, protection and mitigation processes and processes designed to promote ethical conduct and legal compliance; and

7. Performing such other functions as the Board believes appropriate or necessary, or as otherwise prescribed by rules or regulations.

B. Care, Candor and Avoidance of Conflicts

The Company’s directors recognize their obligations individually and collectively as the Board to pay careful attention and be properly informed. This requires regular attendance at and preparation for board meetings, including the advance review of circulated materials. The directors also recognize that candor and the avoidance of conflicts in fact and in perception are hallmarks of the accountability owed to the shareholders. Directors have a personal obligation to disclose actual or potential conflicts of interest to the Chairman of the Board and the Corporate Governance and Nominating Committee prior to any Board decision related to the matter and, if in consultation with legal counsel it is determined a conflict exists or the perception of a conflict is likely to be significant, to recuse themselves from any discussion or vote related to the matter.

II. EXECUTIVE SESSIONS & INDEPENDENT BOARD LEADERSHIP

The independent directors meet without members of management present in “executive session” at every regularly scheduled meeting of the Board (unless they affirmatively determine that such a session is not necessary, but in no event fewer than four times per year) and as otherwise determined by such directors. The executive sessions have such agendas and procedures as determined by the independent directors.

The Board recognizes that independent leadership of the Board is critical and therefore the Board has determined that the Chairman of the Board shall be an independent director. The Chairman of the Board convenes and chairs the executive sessions of the independent directors, and is expected to chair the Corporate Governance & Nominating Committee.

III. FORMAL EVALUATION OF THE CHIEF EXECUTIVE OFFICER

The Board has delegated to the Compensation and Leadership Committee the task of evaluating the Chief Executive Officer annually and reporting its recommendations to the Board. The Chairman of the Compensation and Leadership Committee and the independent Chairman of the Board together communicate the evaluation results to the Chief Executive Officer.

The evaluation is based on both objective and subjective criteria including the performance of the business, accomplishment of long-term strategic objectives, development of management, and other pertinent factors. The evaluation is used by the Compensation and Leadership Committee in determining the Chief Executive Officer’s compensation.

IV. MANAGEMENT DEVELOPMENT & SUCCESSION PLANNING

The Chief Executive Officer reports at least annually to the Board on the Company’s program for management development and on succession planning, which the Board views as closely-related issues. In its consideration of these issues, it is the policy of the Board to consider issues related to CEO and senior executive selection and performance.

In addition, the Board and CEO shall periodically discuss the Chief Executive Officer’s recommendation as to a successor in the event of the sudden resignation, retirement or disability of the Chief Executive Officer.

V. DIRECTOR QUALIFICATIONS, NOMINATION AND MAJORITY VOTING

A. Selection of Board Nominees

The Board is responsible for recommending director nominees to shareholders for election. The Board has delegated the screening process to the Corporate Governance & Nominating Committee.

The Corporate Governance & Nominating Committee is responsible for reviewing with the Board, on an annual basis, the appropriate skills and characteristics required of directors in the context of the current make up of the Board. This assessment includes issues of judgment, diversity, age, skills (such as understanding of relevant technologies, international background, etc.), in the context of an assessment of the perceived needs of the Board at that point in time.

Director candidates must exhibit high personal and professional ethics, integrity and values, experience relevant to the Board’s oversight of the business and a commitment to the long-term interests of the shareholders. They must be capable of objective and mature judgment grounded in an inquisitive perspective and practical wisdom. The Board as a whole seeks to reflect diverse experience and candidates are chosen with this balance in mind.

The Corporate Governance & Nominating Committee welcomes recommendations from shareholders for Board candidates and applies to such recommendations the same criteria it applies to recommendations from directors and members of management. Shareholders are invited to submit recommendations by writing to: Corporate Governance & Nominating Committee, Comverse Technology, Inc., 810 Seventh Avenue, 35th Floor, New York, New York 10019, United States of America.

Invitations to be nominated as a candidate for election to the Board are extended by the Board itself via the Chairman of the Board and the Corporate Governance & Nominating Committee.

A shareholder which meets certain conditions may also nominate one candidate for election at a meeting of shareholders at which directors are to be elected, pursuant to the procedure set forth in the Company’s by-laws.

B. Majority Voting and Director Resignation

The Board believes that a majority vote standard is appropriate for uncontested elections of directors. Under New York law, to change from a plurality vote for the election of directors to a majority vote standard requires an amendment to the Company’s Certificate of Incorporation, which, in turn, requires shareholder approval. The Board intends to seek approval for such an amendment at the next annual meeting of shareholders.

The Board has adopted a policy that, as a condition for nomination or re-nomination, a director nominee shall agree to submit a letter of resignation from the Board in the event the director fails to receive a majority of votes cast in an uncontested election. A “majority of votes cast” means that the number of shares voted “for” a director exceeds the number of votes cast as “withheld” or “against” that director. A nominee who does not receive a majority of the votes cast shall immediately tender his or her resignation, and the Board of Directors shall decide, through a process managed by the Corporate Governance & Nominating Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting and in any event within 90 days after the certification of the election results. Absent a compelling reason for the director to remain on the Board, it is expected that the Board will accept the resignation. The Board’s explanation of its decision shall be promptly disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission. If all members of the Corporate Governance & Nominating Committee fail to receive the required vote in favor of election, the remaining independent directors who have been duly elected will consider whether to accept the resignation offers.

C. Board Independence

It is the expectation of the Board that all members of the Board other than the Chief Executive Officer shall be directors who are not officers or employees of the Company or its subsidiaries and who, in each case, the Board has affirmatively determined lack a “material relationship” with the Company (either directly or as a partner, controlling shareholder or executive officer of an organization that has a material relationship with the Company) and with members of the senior management team, and therefore qualify as “independent.” A “material relationship” is a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board defines a director as “independent” (subject to the guidance provided by the NASDAQ Listing Rules) if he or she does not have any of the following relationships:

1. is, or at any time during the past five years was, employed by the Company or by any parent or subsidiary of the Company (other than a short period of service as an interim officer during a crisis);

2. is, or is affiliated with a company that is, an advisor or consultant to the Company or a member of the Company’s senior management;

3. is, or is affiliated with, a significant customer or supplier of the Company;

4. has a personal services contract with the Company or with a member of the Company’s senior management;

5. is affiliated with a not-for-profit entity that receives significant contributions from the Company or from a member of the Company’s senior management;

6. within the last five years has had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

7. is employed by a public company at which an executive officer of the Company serves as a director;

8. accepted, or has an immediate family member who accepted, any payments from the Company or any parent or subsidiary of the Company of more than $60,000 during the current or any of the past three fiscal years (not including: (i) compensation for Board and Board committee service; (ii) payments arising solely from investments in the Company’s securities; (iii) compensation paid to an immediate family member who is a non-executive employee of the Company or a parent or subsidiary of the Company; (iv) benefits under a tax-qualified retirement plan or non- discretionary compensation; or (v) loans permitted under Section 13(k) of the Exchange Act);

9. has an immediate family member who is, or at any time during the past three years was, an executive officer of the Company or any parent or subsidiary of the Company;

10. is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization (including charitable organizations) to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed the greater of 5% of the recipient’s consolidated gross revenues for that year or $200,000 (not including (i) payments arising solely from investments in the Company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs);

11. is, or has an immediate family member who is, an executive officer of another entity where, at any time during the past five years, and of the Company’s executives served on that entity’s compensation committee;

12. is, or has an immediate family member who is, a current partner of the Company’s independent auditor, or as a partner or employee of the Company’s independent auditor worked on the Company’s audit at any time during the past three years; or

13. lacks any other relationships with the Company or with members of senior management that the Board determines to be material.

An “immediate family member” is a spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law (whether by blood, marriage or adoption) or anyone who lives in the director’s home.

D. Commitment and Limits on Other Activities

Directors must be willing and able to devote sufficient time to carrying out their significant duties. Therefore, directors are expected to limit the number of other boards (excluding not-for-profit entity) on which they serve. Directors who are engaged full time in another business should serve on no more than 2 other public company boards. Directors who are not engaged full time in another business should serve on no more than 4 other public company boards. Directors are to advise the Chairman of the Board in advance of accepting an invitation to serve on another board.

E. Director Evaluation, Retirement Age and Term Limits

The Board undertakes a Board evaluation annually and bases its nomination decisions on the needs of the Board and on any issues regarding director performance. It is generally expected that the Board will not nominate a director who has attained the age of 75 or has served on the Board for 10 years (although the Board may do so if it believes it is in the interests of the Company). The Board believes that directors should have no expectation of being re-nominated annually until they reach these limits.

F. Resignation Upon Job Change

When a director’s principal occupation or business association changes substantially from the position such director held when originally invited to join the Board, the director shall tender his or her proposed resignation from the Board to the Chairman of the Board and the Corporate Governance & Nominating Committee. The Committee shall review whether it would be appropriate for the director to continue serving on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the director continue to serve.

VI. DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board has delegated to the Corporate Governance & Nominating Committee the task of designing, with Company management, an appropriate orientation program for new directors tailored as appropriate to the circumstances to help new directors obtain both a broad and in-depth perspective of key issues facing the Company. Such orientation program typically includes provision of background material, meetings with senior management and key advisors, and visits to Company facilities.

The Committee also explores, makes available, and designs and provides continuing education opportunities for directors, from time to time. All directors are encouraged to attend at least one director development program or conference per year at the Company’s expense, from among programs approved by the Corporate Governance & Nominating Committee.

VII. DIRECTOR COMPENSATION AND STOCK OWNERSHIP

The Compensation and Leadership Committee recommends to the Board for approval general principles for determining the form and amount of director compensation and, subject to such principles, evaluates annually the status of Board compensation in relation to comparable U.S. companies (in terms of size, business sector, etc.), reporting its findings and recommendations to the Board for approval.

Director compensation is based on the following principles:

Directors perform an important service. Total compensation (cash and equity) should reflect the efforts required in both more and less demanding times. Director compensation should be kept simple to reduce administrative requirements. While the demands on individual directors may vary at any given time, over a span of time it is expected that the demands largely equalize. Directors share responsibility and function primarily as a collective body. Therefore, considerable value is to be had in compensation parity among directors. It is recognized, however, that in the normal course committee chairs and the Chairman of the Board face additional demands on their time and attention.

The Board believes that it is important for each director to have a financial stake in the Company to help align the director’s interests with those of the Company’s shareholders. To meet this objective, it is the policy of the Board that each director own stock in the Company and directors are expected to increase their holdings over time. Specifically, the Board has adopted a policy requiring directors to hold one half of all stock received as compensation (after the sale of that portion necessary for payment of tax liability) for at least as long as the director continues to serve.

VIII. BOARD AGENDA, MATERIALS, INFORMATION AND PRESENTATIONS

With input from senior members of management, the Chairman of the Board establishes the agenda for each Board meeting. Directors are encouraged to suggest the inclusion of item(s) on the agenda.

To the extent possible and foreseeable, a schedule of agenda items for the calendar year is issued at the beginning of each year.

Information and data that is important to the Board’s understanding of the business is distributed in writing to the Board generally five to seven days before the Board meets, although this is not a strict standard, so as to allow for unusual circumstances. Management should ensure that material is as concise as possible.

As a general rule, Board meeting time is reserved for discussion. Presentations on specific subjects are forwarded to the directors in advance so that directors may prepare, Board meeting time may be conserved, and discussion time may be focused. However, it is recognized that there may be occasions when an important issue arises without time for written background materials to circulate or the subject matter is not appropriate for written materials, such that more presentation time will be required.

IX. ANNUAL MEETING OF SHAREHOLDERS

The Chairman of the Board chairs the Annual Meeting of Shareholders. It is a policy of the Board that all directors attend the Annual Meeting of Shareholders absent unusual circumstances.

X. DIRECTOR ACCESS TO SENIOR MANAGERS AND INDEPENDENT ADVISERS

Directors have complete access to senior management and to the Board’s advisers. Directors are expected to use good judgment to ensure that this contact is not distracting to the business operation of the Company, and that independent advisers are used efficiently.

The Board encourages management to bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) have future potential such that management believes the Board should have greater exposure to the individual.

XI. BOARD INTERACTION WITH SHAREHOLDERS AND OTHERS

Management, and, in particular, the Chief Executive Officer, speaks for the Company with shareholders, investors, employees, customers, suppliers, the press and others. The

Chairman of the Board speaks for the Board. Individual directors may, from time to time at the request of the Chairman or management, meet or otherwise communicate with various constituencies. If comments from the Board are appropriate, however, they should, in most circumstances, come from the Chairman. Directors are expected to take special care in all communications concerning the Company and the Board, in light of confidentiality requirements and laws prohibiting insider trading, tipping and selective disclosure. Directors are reminded that all information concerning Board deliberations is confidential unless and until the Board determines otherwise.

XII. BOARD COMMITTEES

The Board currently has three committees: Audit, Compensation and Leadership, and the Corporate Governance & Nominating. Membership on the Audit, Compensation and Leadership, and Corporate Governance & Nominating Committees is limited to independent directors.

The Board retains discretion to form new committees or disband current committees depending upon the circumstances and subject to legal and listing rule requirements.

XIII. ANNUAL BOARD, COMMITTEE AND DIRECTOR EVALUATIONS

In the interest of encouraging continuous improvement, the Board and its committees conduct annual self-evaluations of Board and committee performance and periodic evaluations of individual director performance. The Corporate Governance & Nominating Committee recommends to the Board and its committees the methodology for such evaluations and oversees execution of the evaluations.

XIV. CORPORATE GOVERNANCE GUIDELINES

The Corporate Governance & Nominating Committee reviews these Guidelines periodically and recommends amendments to the Board as necessary.

These Guidelines are posted on the Company’s website for communication to the Company’s shareholders.

XV. COMMUNICATING WITH THE BOARD

Shareholders may contact the Board electronically by sending an email to: boardofdirectors@comverse.com. Alternatively, shareholders can contact the Board by writing to: Board of Directors, Comverse Technology, Inc., 810 Seventh Avenue, 35th Floor, New York, New York 10019, United States of America. Communications received electronically or in writing are forwarded to the Chairman of the Board or other members of the Board as appropriate depending on the facts and circumstances outlined in the communication.

XVI. INTEGRITY AND CONDUCT

Each director is expected to act with integrity and to adhere to the policies in the Company’s Code of Business Conduct and Ethics. Any waiver of the requirements of the Code of Business Conduct and Ethics for any director (or executive officer) must be approved by the Board and promptly disclosed on the Company’s website.